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September 8, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jordan Nimitz

Re:	8i Acquisition 2 Corp.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Submitted August 18, 2022
CIK No. 0001847846

Dear Ms. Nimitz:

On behalf of our client, 8i Acquisition 2 Corp., a BVI business company (the “Company”), we submit to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 29, 2022 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Initial Filing”).

The Company has filed via EDGAR Amendment No. 3 to the Preliminary Proxy Statement (the “Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. Please note that our responses below, insofar as relevant information relates to EUDA Health Limited, a BVI business company (“EUDA”) or matters arising from EUDA’s participation in the preparation of the Amendment, are based on our discussions with and information received from EUDA or its counsel, Kaufman & Canoles, P.C., who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A submitted August 18, 2022

Background of the Business Combination, page 83

1.	We note your response to our prior comment 4 and reissue. We note that Mr. Tan proposed a purchase price of $550 million on January 20, 2022, but that the preliminary analyses separately conducted by EUDA and 8i resulted in an average valuation of $835.5 million and enterprise value for $603.5 million EUDA. Please provide more detail on how 8i arrived at a purchase price of $550 million in light of these valuations.

Response: The Company has revised the disclosure on page 86 of the Amendment in response to the Staff’s comment.

Revised financial projections as of May 30, 2022, page 90

2.	We note your revisions in response to our prior comment 6. Please specify which “technological innovations” you anticipate leveraging to provide your management with the data and analytics to reduce costs. Please also state, if true, that these technological innovations are still in development.

Response: The technological innovations include data collection and extraction of relevant data to describe and identify present-state trends, patterns, and costs. These data can also be used to discover the factors and reasons for past performance and drivers and contributing factors for past performance. With such insights, EUDA’s management can better manage the operational needs of EUDA.

Currently, the EUDA system possesses capabilities, such as digital triage, to collect data and extract information to analyze current trends and patterns of treatments and costs and identify the drivers and contributing factors for past performance.

Through the build-up of datasets, further technology innovations can be developed through machine learning to enable predicative analysis. The upcoming features are expected to include smart matching and optimal treatment recommendations. Such advanced tools will further provide management and operations with additional analytics to reduce costs and improve efficiency.

Further development will need to be made by EUDA to enable these and other predictive analysis functionalities through machine learning. EUDA estimates that development may take approximately three years and cost approximately US$1.5 million.

The Company has revised the disclosure on page 91 of the Amendment in response to the Staff’s comment.

Information About EUDA, page 122

3.	We have reviewed your revisions in response to our prior comment 7. Please revise to clarify what kind of services your client service partners provide. We note, for example, that Clinic Management System is a health technology company. Please also disclose how you recruit and select these client service partners and any arrangements with them, including whether they are compensated. To the extent that you have entered into any material agreements with these client service partners, please disclose the terms of such agreement.

Response: EUDA wishes to clarify that Clinic Management System is a clinical management platform for the doctors and clinical staff to automate, maintain and manage the operations of a clinic such as scheduling appointment, patient registration, managing a queue system, patient’s medical records, and inventories.

The client service partners are selected based on the range of services they provide and their track records. The client service partners are not compensated.

Services provided by client service partners include inpatient, outpatient, and day surgery medical services rendered by the medical providers. Through such partnerships with EUDA, these partners can experience increases in patient flow and/or foot traffic.

The terms of the agreements entered with these client service partners vary from parties to parties, by mutual agreement. Individually, none of these agreements is material.

The Company has revised the disclosure on page 122 of the Amendment in response to the Staff’s comment.

Medical Urgent Care, page 135

4.	We note your revisions in response to our prior comment 10 and reissue in part. Please disclose the quantities and anticipated sources of the data you will collect for your validation studies and a timeline of when you expect to commercialize your AI products. Please also balance your disclosure to clearly state that you cannot provide assurance that you will that your AI systems will perform as intended or become marketable products.

Response: As EUDA is still in the planning and conceptualization stage for the AI products, the quantities and anticipated sources of data are not available yet. Future validation and testing will be required to provide the assurance that the AI system and applications can perform as intended or become marketable products. The estimated cost for such validation and testing would be approximately US$10 million to US$15 million and take place over the course of approximately three years.

The Company has revised the disclosure on page 136 of the Amendment in response to the Staff’s comment.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Tahra Wright at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc: William Yap